Exhibit 11.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET LOSS PER COMMON SHARE
(Expressed in thousands of United States dollars, except for share amounts)
     A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net (Loss)	Shares
	Income	outstanding and	Amount per
	(unaudited)	equivalents	Share
Quarter ended September 30, 2005

Basic EPS	$(656,570)	48,385,232	$(13.57)

Diluted EPS (No effect of options: anti-dilutive)	$(656,570)	48,385,232	$(13.57)

Quarter ended September 30, 2004

Basic EPS	$(17,798)	48,305,708	$(0.37)

Diluted EPS (No effect of options: anti-dilutive)	$(17,798)	48,305,708	$(0.37)

Nine months ended September 30, 2005

Basic EPS	$(548,564)	48,354,839	$(11.34)

Diluted EPS (No effect of options: anti-dilutive)	$(548,564)	48,354,839	$(11.34)

Nine months ended September 30, 2004

Basic EPS	$129,978	48,276,603	$2.69

Diluted EPS	$129,978	48,362,411	$2.69